FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	January	2014
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Enterprises in India Move to BlackBerry 10	3.

Document 1

  NEWS RELEASE
January 15, 2014
FOR IMMEDIATE RELEASE

Enterprises in India Move to BlackBerry 10

New Delhi, India and Waterloo, Canada – BlackBerry® Limited (NASDAQ:BBRY; TSX:BB), a world leader in mobile communications, today announced the growing adoption of BlackBerry® 10 and BlackBerry® Enterprise Service 10 (BES10) by Indian enterprises across a range of sectors. BlackBerry has a strong market position in India where the Company has seen more than 1,000 Indian enterprises adopting or testing BES10 since its launch in January 2013.

ITC Limited, an Indian conglomerate, has implemented BlackBerry Enterprise Service 10 across their various businesses. “The robust architecture of the BlackBerry Enterprise Solution has ensured the availability of a secure and reliable mobility solution that addresses the requirements of ITC’s managers. With BlackBerry 10 smartphones and the implementation of BES10, ITC’s employees will be able to share information securely with all their stakeholders,” said VVR Babu, Chief Information Officer, ITC Ltd.

Indiabulls, with its strong presence in important sectors like financial services, power and real estate, has recently adopted BlackBerry 10 smartphones managed by BES10.  “Indiabulls is very pleased with its implementation of BES10 and the deployment of BlackBerry 10 smartphones is growing across the organization,” said TejinderPal Singh Miglani, Group CIO, Indiabulls. “BlackBerry 10 offers very strong and compelling features, especially when it comes to data security and the flexibility to meet different working needs. With features like BlackBerry Balance technology, we are able to keep corporate information separate and secure from personal content. Users can access the corporate resources as per their needs and effortlessly along with the confidence that the data is fully secure and cannot be unintentionally leaked via personal channels.”

The 3C Company, a leading real estate company in North India, was looking for a robust and secure mobile solution that would enable enhanced productivity along with ensuring that employees could share and access confidential information securely to match the needs of the rapidly growing company. According to Anupam Kaushik, AVP, Information Technology at The 3C Company, “BlackBerry 10 smartphones offer strong productivity benefits and help our employees stay connected while on the move. BlackBerry 10 smartphones are fast, stable and provide our IT admins with control over the ‘Work’ space using BES10. If The 3C Company implements a BYOD policy, it will be with BES10, as it provides ease of information access, while retaining control of it.”

Emcure Pharmaceuticals, a fast growing Indian pharmaceutical company engaged in developing, manufacturing and marketing a broad range of pharmaceutical products globally, was looking for a mobile solution to deliver high security and flexible device management. “Emcure Pharmaceuticals is very pleased with the deployment of BES10 to manage its BlackBerry 10, iOS and Android devices,” said Rajani Shetty, Sr. Director IT at Emcure Pharmaceuticals. While allowing employees to continue using their own devices as the company expands, the organization wanted to make sure that it would be able to secure corporate data on employee’s personal devices. With the deployment of BES10, Emcure’s IT team is able to manage and secure corporate data on iOS, Android and BlackBerry devices, and has successfully implemented BYOD to support the needs of its employees.

Nishith Desai Associates is a research-based Indian law firm with offices in Mumbai, Silicon Valley, Bangalore, Singapore, Mumbai BKC, Delhi and Munich that aims at providing strategic, legal and tax services across various sectors. “Nishith Desai Associates has been one of the first users of BlackBerry since its launch in India,” said Milind Mundankar, Director IT, Nishith Desai Associates. “Being a law firm, security and confidentiality play a very significant role and because of BlackBerry’s strong security and productivity features, we decided to equip all our lawyers and support staff with BlackBerry smartphones. We not only use BlackBerry for email communication but have also developed various mobile applications, like a business development module, a time capture application, document filing and HR applications, which enable our lawyers to work seamlessly while on the move. We are very pleased with our deployment of BlackBerry 10 smartphones and BES10. With BES10, we are able to separate work and personal data through BlackBerry Balance, which enables our associates to fully enjoy the best of both worlds on their smartphones. The setting of various IT policies with BES10 gives us confidence that our official data is fully secured.”

The rising number of organizations embracing BES10 in India as part of their mobile strategy showcases the enterprise commitment to the BlackBerry solution, which is recognized as the gold standard in security for Enterprise Mobility Management (EMM). “The enterprise market continues to grow in India and holds immense untapped potential for BlackBerry, especially in sectors like retail, insurance, banking, healthcare, construction and professional services. BES10 offers a single, unified management console to manage iOS, Android and BlackBerry smartphones,” said Sunil Lalvani, Managing Director for India at BlackBerry.

For more information about BES10, please visit http://blackberry.com/bes10facts.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.blackberry.com.

Media Contacts:
Stephanie Frisina
BlackBerry Media Relations – North America
sfrisina@blackberry.com
519-597-0745

Varghese Thomas
BlackBerry Media Relations – India
vthomas@blackberry.com
+91-9886605670

Text100 India Pvt. Ltd (PR Agency for BlackBerry):
Liza Saha/ Anish Bangia
+91 9871966466/ +91 9911104244
lizas@text100.co.in / anish.bangia@text100.co.in

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	January 15, 2014	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer